Exhibit 23.1



                              ACCOUNTANTS' CONSENT









The Board of Directors
Devcon International Corp. and Subsidiaries:


We consent to incorporation by reference in the registration statements (No. 33-32968 and No. 33-59557) on Form S-8 of Devcon International Corp. and subsidiaries of our report dated March 29,1999, relating to the consolidated balance sheets of Devcon International Corp. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1999, and the related financial statement schedule, which report appears in the December 31, 1999 annual report on Form 10-K of Devcon International Corp. and subsidiaries.



                                    KPMG LLP


Fort Lauderdale, Florida
March 30, 2000